Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Expanded Credit Facility

Algonquin Power Co. Expands Senior Credit Facility to $200 Million

OAKVILLE, ON, Nov. 19, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Algonquin Power Co. (“APCo”) has amended its existing $155 million senior secured credit facility (“Facility”) to increase the commitments available under the Facility to $200 million. In addition, the bank syndicate has agreed to release its security previously held over certain APCo entities, such that the Facility is now fully unsecured. The Facility now has a maturity date of November 16, 2015.

“The larger Facility provides APCo with the additional liquidity and financial flexibility needed to facilitate the continued growth within our non-regulated power generation business which includes the construction of an $800 million development pipeline over the next 5 years”, commented David Bronicheski, Chief Financial Officer. “We are pleased with the support and confidence that our bank syndicate has shown in Algonquin’s strong credit metrics and business plan with this agreement to move to an unsecured credit facility.”

The Facility syndicate is led by National Bank of Canada, and also includes the Toronto-Dominion Bank, Bank of Montreal, Canadian Imperial Bank of Commerce and Bank of Nova Scotia.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of regulated and non-regulated utilities in North America. The company’s regulated utility business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 23 renewable energy facilities and 7 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and Preferred shares are traded on the Toronto Stock Exchange under the symbol AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 08:33e 19-NOV-12